UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

075896100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,920,977*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,920,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,920,977*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.88%
14	TYPE OF REPORTING PERSON

PN

* Includes 898,000 Shares underling long call options currently exercisable

2

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		256,719*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

256,719*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

256,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 52,000 Shares underling long call options currently exercisable

3

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,691,666*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,691,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,691,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.33%
14	TYPE OF REPORTING PERSON

PN

* Includes 200,000 Shares underling long call options currently exercisable

4

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,869,362*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,869,362*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,869,362*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,150,000 Shares underling long call options currently exercisable

5

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,869,362*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,869,362*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,869,362*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%
14	TYPE OF REPORTING PERSON

IA

* Includes 1,150,000 Shares underling long call options currently exercisable

6

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,869,562*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,869,562*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,869,562*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,150,000 Shares underling long call options currently exercisable

7

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,869,562*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,869,562*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,869,562**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,150,000 Shares underling long call options currently exercisable

8

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,869,562*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,869,562*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,869,562*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,150,000 Shares underling long call options currently exercisable

9

CUSIP No. 075896100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Bed Bath & Beyond Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 650 Liberty Avenue, Union, New Jersey 07083.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Special Opportunities, L.P. XII, a Delaware limited partnership (“Legion Partners Special XII”);
(iv)	Legion Partners, LLC, a Delaware limited liability company (“Legion LLC”), which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and the sole member of Legion LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(viii)	Raymond T. White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

10

CUSIP No. 075896100

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 12121 Wilshire Blvd, Suite 1240, Los Angeles, California 90025.

(c)       The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special XII is investing in securities. The principal business of Legion LLC is serving as the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special XII and certain other affiliated funds. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special XII and certain other affiliated funds. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and the sole member of Legion LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Legion LLC, Legion Partners Asset Management and Legion Partners Holdings are organized under the laws of the State of Delaware. Messrs. Kiper and White are citizens of the United States of America.

11

CUSIP No. 075896100

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XII and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 4,022,977 Shares owned directly by Legion Partners I is approximately $52,001,863, including brokerage commissions. The aggregate purchase price of the 898,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $2,026,679, including brokerage commissions. The aggregate purchase price of the 204,719 Shares owned directly by Legion Partners II is approximately $2,939,693, including brokerage commissions. The aggregate purchase price of the 52,000 Shares underlying certain call options owned directly by Legion Partners II is approximately $117,358, including brokerage commissions. The aggregate purchase price of the 1,491,666 Shares owned directly by Legion Partners Special XII is approximately $17,400,839, including brokerage commissions. The aggregate purchase price of the 200,000 Shares underlying certain call options owned directly by Legion Partners Special XII is approximately $451,376, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,967, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 28, 2019, the Reporting Persons, together with Macellum Home Fund, LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Merlin Partners Institutional, LP, Ancora Merlin, LP, Ancora Advisors, LLC and Frederick DiSanto (collectively, the “Investor Group”) entered into a cooperation and support agreement with the Issuer (the “Cooperation Agreement”). Subsequent to the entry of the Cooperation Agreement, the Investor Group disbanded and ceased filing as a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended.

12

CUSIP No. 075896100

Pursuant to the Cooperation Agreement, the Issuer agreed to increase the size of its Board of Directors (the “Board”) from nine (9) to thirteen (13) and to appoint each of John E. Fleming, Sue E. Gove, Jeffrey A. Kirwan and Joshua E. Schechter (the “New Directors”) to fill the vacancies created as a result of such expansion with terms expiring at the Issuer’s 2019 annual meeting of shareholders (the “2019 Annual Meeting”). The Issuer also agreed to appoint two (2) of the New Directors selected by the Board as new members of the Business Transformation and Strategy Review Committee of the Board and appoint two (2) of the New Directors selected by the Board as new members of the CEO Search Committee of the Board.

The Cooperation Agreement provided that while the Standstill Period (as defined below) is in effect, at the 2019 Annual Meeting and 2020 annual meeting of shareholders (the “2020 Annual Meeting”), the Board shall nominate each New Director as a candidate for election to the Board to serve until the following annual meeting of shareholders, respectively.

The Cooperation Agreement further provides that during the Standstill Period, if a New Director is unable to serve as an independent director for any reason (other than on account of failure to be elected at the 2019 Annual Meeting or 2020 Annual Meeting or for other specified circumstances), and the Reporting Persons continues to beneficially own at least 1.75% of the outstanding Shares and the Investor Group continues to beneficially own at least 2.5% of the outstanding Shares, the Reporting Persons and the Issuer shall work together in good faith in order to identify a highly qualified replacement independent director candidate.

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations and mutual non-disparagement provisions with the Company until thirty (30) days prior to the deadline for the submission of shareholder nominations of directors for the 2021 annual meeting of shareholders (the “Standstill Period”), or such later date as may be agreed by both the Issuer and the Investor Group. The standstill provisions restrict the Reporting Persons from, among other things, (a) acquiring beneficial ownership, directly or indirectly, in any securities of the Issuer (or any rights decoupled from such securities) that would result in the Investor Group owning, controlling or otherwise having any beneficial ownership interest in more than 9.9% of the shares of the Issuer’s outstanding common stock; (b) taking any action in support of or making any proposal or request that constitutes (1) advising, controlling, changing or influencing the Board or management of the Company, (2) any change in the capitalization, stock repurchase programs and practices, or dividend policy of the Company, or (3) any other change in the Company’s management, business, or corporate structure; (c) seeking or taking any other action with respect to the appointment, election or removal of any directors; or (d) seeking any extraordinary transactions, as further described in the Cooperation Agreement.

13

CUSIP No. 075896100

The Cooperation Agreement, however, does not prevent the Reporting Persons from (A) communicating privately with the Board or any executive officer or director of the Company, regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications; (B) privately communicating to any of their potential investors or investors publicly available factual information regarding the Company consistent with prior practice; and (C) privately communicating to any shareholders of the Company about factual matters concerning the Company in a manner that otherwise does not violate this Agreement.

During the Standstill Period, the Reporting Persons have agreed to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Subject to the terms and conditions of the Cooperation Agreement, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, privately engaging in communications with management and the Board, privately engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

14

CUSIP No. 075896100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 126,960,648 Shares outstanding as of November 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2020.

A.	Legion Partners I
(a)	As of the close of business on April 1, 2020, Legion Partners I beneficially owned 4,920,977 Shares, including 898,000 Shares underlying long call options.

Percentage: Approximately 3.88%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,920,977
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,920,977
(c)	The transactions in the Shares by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on April 1, 2020, Legion Partners II beneficially owned 256,719 Shares, including 52,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 256,719
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 256,719
(c)	Legion Partners II has not entered into any transactions in the Shares during the past sixty days.
15

CUSIP No. 075896100

C.	Legion Partners Special XII
(a)	As of the close of business on April 1, 2020, Legion Partners Special XII beneficially owned directly 1,691,666 Shares, including 200,000 Shares underlying long call options.

Percentage: Approximately 1.33%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,691,666
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,691,666
(c)	The transactions in the Shares by Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed the beneficial owner of the (i) 4,920,977 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options, (ii) 256,719 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 1,691,666 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 5.41%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,869,362
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,869,362
(c)	Legion LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP No. 075896100

E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 4,920,977 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options, (ii) 256,719 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 1,691,666 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 5.41%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,869,362
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,869,362
(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on April 1, 2020, Legion Partners Holdings beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 4,920,977 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options, (ii) 256,719 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 1,691,666 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 5.41%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,869,562
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,869,562
17

CUSIP No. 075896100

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 4,920,977 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 256,719 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options, (iii) 1,691,666 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options and (iv) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 5.41%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,869,562
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,869,562
(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP No. 075896100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Legion Partners I, Legion Partners II and Legion Partners Special XII purchased in the over the counter market American-style call options referencing an aggregate of 898,000 Shares, 52,000 Shares and 200,000 Shares, respectively, which are currently exercisable, have an exercise price of $12.50 per Share and expire on January 15, 2021.

On April 2, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Cooperation and Support Agreement by and among, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Raymond White, Macellum Home Fund, LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Merlin Partners Institutional, LP, Ancora Merlin, LP, Ancora Advisors, LLC and Frederick DiSanto and Bed Bath & Beyond Inc., dated May 28, 2019 (incorporated by reference as exhibit 99.2 to the Issuer’s Form 8-K filed June 3, 2019).
99.2	Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond T. White, dated April 2, 2020.

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CUSIP No. 075896100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

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CUSIP No. 075896100

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

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CUSIP No. 075896100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

LEGION PARTNERS, L.P. I

Purchase of Common Stock	185,398	$4.4479	3/27/2020
Purchase of Common Stock	101,969	$4.3860	3/27/2020
Purchase of Common Stock	41,930	$4.3749	3/27/2020
Purchase of Common Stock	83,429	$4.2815	3/30/2020
Purchase of Common Stock	37,080	$4.3801	3/30/2020
Purchase of Common Stock	3,337	$4.1344	3/30/2020

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XII

Purchase of Common Stock	14,602	$4.4479	3/27/2020
Purchase of Common Stock	8,031	$4.3860	3/27/2020
Purchase of Common Stock	3,302	$4.3749	3/27/2020
Purchase of Common Stock	6,571	$4.2815	3/30/2020
Purchase of Common Stock	2,920	$4.3801	3/30/2020
Purchase of Common Stock	263	$4.1344	3/30/2020
Purchase of Common Stock	53,317	$4.2100	3/31/2020